Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 15 DATED NOVEMEBER 19, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended October 31, 2020;
•	to disclose certain return information for all outstanding classes of shares; and
•	to update our prospectus summary to announce an extension to our Class S Private Offering.

Public Offering Price Adjustment

On November 19, 2020, the Board approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of November 27, 2020 and will be used for the Company’s next monthly closing for subscriptions on November 30, 2020. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of October 31, 2020. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$30.74	$29.48	$27.64	$28.42
Selling Commissions, Per Share	$1.84	$0.88
Dealer Manager Fees, Per Share	$0.77	$0.52

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 50, of this Prospectus. On November 19, 2020, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

		Declared Distribution Per Share for Each Share Class
Distribution Record Date	Distribution Payment Date	Class FA	Class A	Class T	Class D	Class I	Class S
December 29, 2020	January 11, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended October 31, 2020

On November 19, 2020, the Board has determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of October 31, 2020:

Month Ended October 31, 2020	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$134,817,860	$27,325,294	$16,334,727	$11,499,896	$48,033,198	$35,563,969	273,574,944
Number of Outstanding Shares	4,606,797	971,277	581,662	416,001	1,689,936	1,211,778	9,477,451
Net Asset Value, Per Share	$29.26	$28.13	$28.08	$27.64	$28.42	$29.35
Net Asset Value, Per Share Prior Month	29.00	27.91	27.88	27.44	28.19	29.07
Increase in Net Asset Value, Per Share from Prior Month	0.26	0.22	0.20	0.20	0.23	0.28

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months, and cumulative total returns to October 31, 2020, with and without upfront sales load, as applicable:

	YTD Return(1)	One Year Return(2)	Cumulative Total Return	Cumulative Return Period(3)
Class FA (no sales load)	9.7%	11.6%	32.0%	February 7, 2018 - October 31, 2020
Class FA (with sales load)	2.6%	4.3%	23.4%	February 7, 2018 - October 31, 2020
Class A (no sales load)	8.6%	10.2%	27.0%	April 10, 2018 - October 31, 2020
Class A (with sales load)	-0.6%	0.8%	16.2%	April 10, 2018 - October 31, 2020
Class I	8.7%	10.4%	28.1%	April 10, 2018 - October 31, 2020
Class T (no sales load)	7.2%	8.5%	22.3%	May 25, 2018 - October 31, 2020
Class T (with sales load)	2.1%	3.4%	16.5%	May 25, 2018 - October 31, 2020
Class D	7.6%	9.2%	21.0%	June 26, 2018 - October 31, 2020
Class S (no sales load)	9.3%	N/A	9.3%	March 31, 2020 - October 31, 2020
Class S (with sales load)	5.5%	N/A	5.5%	March 31, 2020 - October 31, 2020

(1) For the period from January 1, 2020 to October 31, 2020 for all shares classes except Class S. For Class S, year-to-date return is calculated for the period from March 31, 2020 (the date the first Class S share was issued) to October 31, 2020.

(2) For the period from November 1, 2019 to October 31, 2020.

(3) For the period from the date the first share was issued for each respective share class to October 31, 2020.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested (Class FA assumes distributions reinvested in Class A shares, and all other share classes assume distributions reinvested in same share class).  Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended October 31, 2020 and for the years ended December 31, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 28.3%, 61.7% and 85.2%, reimbursable expense support of 47.7%, 23.5% and 11.1%, and offering proceeds of 24.0%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2020. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

Prospectus Summary

The following disclosure supersedes and replaces the disclosure under the section “Prospectus Summary” contained in the sub-section “Q: Are we conducting a separate private offering?” which appears on page 10 of the Prospectus.

Q:

Are we conducting a separate private offering?

A:

In January 2020, we commenced the Class S Private Offering. We are offering up to $50 million in shares of our Class S shares in the Class S Private Offering which is being made pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) under Regulation D promulgated under the Securities Act only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. CNL Securities Corp., the Placement Agent, is serving as the placement agent for the Class S Private Offering and is also serving as placement agent for this offering. We will pay the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing distribution and shareholder servicing fees paid by the Company with respect to our Class S shares.

Our Class S Private Offering is anticipated to close to new investors no later than December 31, 2020. On November 19, 2020, our Board extended the Class S Private Offering by one additional month through December 31, 2020. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Class S Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Class S Private Offering or (ii) until December 31, 2020. Our next monthly closing for subscriptions of Class S shares is on November 30, 2020, and, if necessary, we will hold a monthly closing for subscriptions of Class S shares on December 30, 2020. In connection with the net proceeds received in our final monthly closing of the Class S Private Offering, if we receive Class S subscriptions in good order above our $50 million dollar offering amount, we may determine to accept such additional Class S subscriptions in our sole discretion.

Through November 19, 2020, we had issued approximately 1,211,778 Class S shares and we had received aggregate gross offering proceeds of $35,327,533. We intend to use the net offering proceeds from the Class S Private Offering to make investments in accordance with our business strategy and policies and for other general corporate purposes. We may change the terms of, or suspend, or terminate the Class S Private Offering at any time in our sole discretion. We are not offering shares of our Class S shares in this offering.